Exhibit 99.3

Tel: 713-960-1706 Fax: 713-960-9549 www.bdo.com	2929 Allen Parkway, 20th Floor Houston, TX 77019

September 27, 2024

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Dear Sirs / Mesdames:

Re: Notice of Change of Auditor of Kolibri Global Energy Inc. (the “Company”)

As required by section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Company’s Notice of Change of Auditor dated September 25, 2024 (the “Notice”). We agree with the third statement in the Notice related to our appointment as the Company’s auditor, and we have no basis to agree or disagree with the other statements in the Notice.

Yours very truly,

/s/ BDO USA